[Translation]


Cabinet Office Ordinance Concerning Disclosure of Status of Bulk Holding of Share Certificates, Etc.

Form No. 1

Cover page


Filing Document (2):                     Report on Amendment No. 7
                                                                 -
Based on:                                Article 27-25, Paragraph 1 of the
                                         Securities and Exchange Law

Filed with:                              Director of Tokai Local Finance Bureau

Name (3):                                Katsuaki Watanabe, President, Toyota
                                         Motor Corporation

Address or Location of Head Office (3):  1 Toyota-cho, Toyota City, Aichi
                                         Prefecture

Effective Date of Reporting Duty (4):    September 5, 2005

Filing Date:                             September 12, 2005

Total Number of Submitter and Joint
Holders (persons):                       3

Submitting Method (5):                   Jointly


I. Matters Regarding Issuing Company (6)

--------------------------------------------------------------------------------
 Name of Issuing Company              Tokai Rika Co., Ltd.
--------------------------------------------------------------------------------
 Company Code                         6995
--------------------------------------------------------------------------------
 Listed / Over-the-counter            Listed
--------------------------------------------------------------------------------
 Listed Securities Exchange(s)        Tokyo, Osaka, Nagoya
--------------------------------------------------------------------------------
 Location of Head Office              260 Toyota, 3-chome, Oguchi-cho, Niwa-gun,
                                      Aichi Prefecture
--------------------------------------------------------------------------------


II.  Matters Regarding Submitter

  1. Submitter (Bulk Holder)/1 (7)
    (1) Profile of Submitter (8)
      [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
 Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
 Name                                 Toyota Motor Corporation
--------------------------------------------------------------------------------
 Address or Location of Head          1 Toyota-cho, Toyota City, Aichi
 Office                               Prefecture
--------------------------------------------------------------------------------
 Former Name
--------------------------------------------------------------------------------
 Former Address or Location of
 Head Office
--------------------------------------------------------------------------------

      [2] Individual
--------------------------------------------------------------------------------
 Date of Birth
--------------------------------------------------------------------------------
 Occupation
--------------------------------------------------------------------------------
 Name of Company
--------------------------------------------------------------------------------
 Address of Company
--------------------------------------------------------------------------------

      [3] Judicial Person
--------------------------------------------------------------------------------
 Date of Incorporation                August 27, 1937
--------------------------------------------------------------------------------
 Name of Representative               Katsuaki Watanabe
--------------------------------------------------------------------------------
 Title of Representative              President
--------------------------------------------------------------------------------
 Business Purposes                    Manufacture, sale, leasing and
                                      repair of motor vehicles, ships,
                                      aircraft, other transportation machinery
                                      and apparatus, space machinery and
                                      apparatus, and parts thereof, etc.
--------------------------------------------------------------------------------

      [4] Place to Contact
--------------------------------------------------------------------------------
 Place to Contact and Name of         Yuji Maki, General Manager of Financial
 Person in Charge                     Reporting Department, Accounting Division
--------------------------------------------------------------------------------
 Telephone Number                     0565-28-2121
--------------------------------------------------------------------------------

    (2) Holding Purposes (9)
--------------------------------------------------------------------------------
 For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

    (3) Breakdown of Stock, Etc. Held by Submitter (10)
      [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                               29,367,895                      --                        --
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                         --          G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                         --          H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                         --          I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                     J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                     K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                     L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M         29,367,895      N               --          O             --
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                 --
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q         29,367,895
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                 --
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

      [2] Percentage of Shares, Etc. Held
--------------------------------------------------------------------------------
 Total Number of Issued Shares        S         92,644,122
 (shares) (as of September 5,
 2005)
--------------------------------------------------------------------------------
 Percentage of Shares, Etc.                          31.70
 Held by the Above-stated
 Submitter (%) (Q/(R+S)x100)
--------------------------------------------------------------------------------
 Percentage of Shares, Etc.                          34.88
 Held Stated in the Preceding
 Report (%)
--------------------------------------------------------------------------------

    (4) Conditions concerning Acquisition or Disposal during the Last Sixty (60) Days of Shares, Etc. Issued by Issuing Company (11)

----------------------------------------------------------------------------------------------------------------
       Date            Kind of Stock, Etc.           Number         Acquisition / Disposal       Unit Price
----------------------------------------------------------------------------------------------------------------
  September 5,           Bonds with Stock          6,630,901               Disposal               Exercise
  2005                  Acquisition Rights
----------------------------------------------------------------------------------------------------------------
  September 5,        Shares of common stock       6,630,901             Acquisition               JPY 932
  2005
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------

    (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
--------------------------------------------------------------------------------
 Not applicable.
--------------------------------------------------------------------------------

    (6) Funds for Acquisition of Shares Held (13)
      [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
 Amount of Own Funds (T) (JPY 1,000)            15,625,229
--------------------------------------------------------------------------------
 Total Amount of Borrowed Funds (U)             --
 (JPY 1,000)
--------------------------------------------------------------------------------
 Total Amount of Other Funds (V) (JPY 1,000)    --
--------------------------------------------------------------------------------
 Breakdown of Above (V)                         --
--------------------------------------------------------------------------------
 Total Amount of Funds for Acquisition          15,625,229
 (JPY 1,000) (T+U+V)
--------------------------------------------------------------------------------

       [2] Breakdown of Borrowings

----------------------------------------------------------------------------------------------------------------
  Number          Name            Type of         Name of          Location          Purpose of     Amount
            (Name of Branch)      Business     Representative                        Borrowing    (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
    1       Not applicable.
----------------------------------------------------------------------------------------------------------------
    2
----------------------------------------------------------------------------------------------------------------
    3
----------------------------------------------------------------------------------------------------------------
    4
----------------------------------------------------------------------------------------------------------------
    5
----------------------------------------------------------------------------------------------------------------
    6
----------------------------------------------------------------------------------------------------------------
    7
----------------------------------------------------------------------------------------------------------------
    8
----------------------------------------------------------------------------------------------------------------
    9
----------------------------------------------------------------------------------------------------------------
    10
----------------------------------------------------------------------------------------------------------------

II.  Matters Regarding Submitter

  2. Submitter (Bulk Holder)/2 (7)
    (1) Profile of Submitter (8)
      [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
 Individual / Judicial person         Judicial person (Joint stock company)
--------------------------------------------------------------------------------
 Name                                 Daihatsu Motor Co., Ltd.
--------------------------------------------------------------------------------
 Address or Location of Head          1-1, Daihatsu-cho, Ikeda City, Osaka
 Office                               Prefecture
--------------------------------------------------------------------------------
 Former Name
--------------------------------------------------------------------------------
 Former Address or Location of
 Head Office
--------------------------------------------------------------------------------

      [2] Individual
--------------------------------------------------------------------------------
 Date of Birth
--------------------------------------------------------------------------------
 Occupation
--------------------------------------------------------------------------------
 Name of Company
--------------------------------------------------------------------------------
 Address of Company
--------------------------------------------------------------------------------

      [3] Judicial Person
--------------------------------------------------------------------------------
 Date of Incorporation                March 1, 1907
--------------------------------------------------------------------------------
 Name of Representative               Teruyuki Minoura
--------------------------------------------------------------------------------
 Title of Representative              President
--------------------------------------------------------------------------------
 Business Purposes                    Manufacture, sale, leasing and
                                      repair of motor vehicles, industrial
                                      vehicles, other various vehicles and
                                      parts thereof, etc.
--------------------------------------------------------------------------------

      [4] Place to Contact
--------------------------------------------------------------------------------
 Place to Contact and Name of         Shinya Takeda, General Manager of Finance
 Person in Charge                     Accounting Department, Finance Accounting
                                      and Cost Management Division
--------------------------------------------------------------------------------
 Telephone Number                     072-754-3062
--------------------------------------------------------------------------------

    (2) Holding Purposes (9)
--------------------------------------------------------------------------------
 For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

    (3) Breakdown of Stock, Etc. Held by Submitter (10)
      [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                   50,756                      --                         --
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                         --     G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                         --     H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                         --     I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M             50,756     N                --      O                  --
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                 --
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q             50,756
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                 --
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

      [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S         92,644,122
  (shares) (as of September 5,
  2005)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.05
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.07
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------

    (4) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)
--------------------------------------------------------------------------------
  Date   Kind of Stock, Etc.    Number    Acquisition / Disposal    Unit Price
--------------------------------------------------------------------------------
           Not applicable.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

    (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
--------------------------------------------------------------------------------
 Not applicable.
--------------------------------------------------------------------------------

    (6) Funds for Acquisition of Shares Held (13)
      [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
 Amount of Own Funds (T) (JPY 1,000)             --
--------------------------------------------------------------------------------
 Total Amount of Borrowed Funds (U)              --
 (JPY 1,000)
--------------------------------------------------------------------------------
 Total Amount of Other Funds (V) (JPY 1,000)     --
--------------------------------------------------------------------------------
 Breakdown of Above (V)                          --
--------------------------------------------------------------------------------
 Total Amount of Funds for Acquisition           --
 (JPY 1,000) (T+U+V)
--------------------------------------------------------------------------------

      [2] Breakdown of Borrowings
--------------------------------------------------------------------------------
Number      Name     Type of       Name of      Location  Purpose of   Amount
          (Name of   Business   Representative            Borrowing  (JPY 1,000)
           Branch)
--------------------------------------------------------------------------------
 1   Not applicable.
--------------------------------------------------------------------------------
 2
--------------------------------------------------------------------------------
 3
--------------------------------------------------------------------------------
 4
--------------------------------------------------------------------------------
 5
--------------------------------------------------------------------------------
 6
--------------------------------------------------------------------------------
 7
--------------------------------------------------------------------------------
 8
--------------------------------------------------------------------------------
 9
--------------------------------------------------------------------------------
 10
--------------------------------------------------------------------------------

II.  Matters Regarding Submitter

  3 g. Submitter (Bulk Holder)/3 (7)
    (1) Profile of Submitter (8)
      [1] Submitter (Bulk Holder)
--------------------------------------------------------------------------------
 Individual / Judicial person        Judicial person (Joint stock company)
--------------------------------------------------------------------------------
 Name                                Toyota Auto Body Co., Ltd.
--------------------------------------------------------------------------------
 Address or Location of Head         100, Kanayama, Ichiriyama-cho, Kariya City,
 Office                              Aichi Prefecture
--------------------------------------------------------------------------------
 Former Name
--------------------------------------------------------------------------------
 Former Address or Location of
 Head Office
--------------------------------------------------------------------------------

      [2] Individual
--------------------------------------------------------------------------------
 Date of Birth
--------------------------------------------------------------------------------
 Occupation
--------------------------------------------------------------------------------
 Name of Company
--------------------------------------------------------------------------------
 Address of Company
--------------------------------------------------------------------------------

      [3] Judicial Person
--------------------------------------------------------------------------------
 Date of Incorporation                August 31, 1945
--------------------------------------------------------------------------------
 Name of Representative               Toshio Mizushima
--------------------------------------------------------------------------------
 Title of Representative              President
--------------------------------------------------------------------------------
 Business Purposes                    Manufacture and sale of auto bodies
--------------------------------------------------------------------------------

      [4] Place to Contact
--------------------------------------------------------------------------------
 Place to Contact and Name of         Hitoshi Yokoyama, General Manager,
 Person in Charge                     Accounting Division.
--------------------------------------------------------------------------------
 Telephone Number                     0566-36-2121
--------------------------------------------------------------------------------

    (2) Holding Purposes (9)
--------------------------------------------------------------------------------
 For strategic investment (maintenance and development of the business relationship)
--------------------------------------------------------------------------------

    (3) Breakdown of Stock, Etc. Held by Submitter (10)
      [1] Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                                   50,756                      --                         --
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                         --     G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                         --     H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                         --     I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                 K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                 L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M             50,756     N                --      O                  --
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                 --
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q             50,756
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                 --
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------

      [2] Percentage of Shares, Etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares       S         92,644,122
  (shares) (as of September 5,
  2005)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.05
  Held by the Above-stated
  Submitter (%) (Q/(R+S)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, Etc.                          0.07
  Held Stated in the Preceding
  Report (%)
----------------------------------------------------------------------------------------------------------------

    (4) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, Etc. Issued by Issuing Company (11)
--------------------------------------------------------------------------------
  Date   Kind of Stock, Etc.    Number    Acquisition / Disposal    Unit Price
--------------------------------------------------------------------------------
           Not applicable.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

    (5) Material Agreements Including Security Agreements Related to Shares, Etc. (12)
--------------------------------------------------------------------------------
 Not applicable.
--------------------------------------------------------------------------------

    (6) Funds for Acquisition of Shares Held (13)
      [1] Breakdown of Funds for Acquisition
--------------------------------------------------------------------------------
 Amount of Own Funds (T) (JPY 1,000)             --
--------------------------------------------------------------------------------
 Total Amount of Borrowed Funds (U)              --
 (JPY 1,000)
--------------------------------------------------------------------------------
 Total Amount of Other Funds (V) (JPY 1,000)     --
--------------------------------------------------------------------------------
 Breakdown of Above (V)                          --
--------------------------------------------------------------------------------
 Total Amount of Funds for Acquisition           --
 (JPY 1,000) (T+U+V)
--------------------------------------------------------------------------------

      [2] Breakdown of Borrowings
--------------------------------------------------------------------------------
Number      Name     Type of       Name of      Location  Purpose of   Amount
          (Name of   Business   Representative            Borrowing  (JPY 1,000)
           Branch)
--------------------------------------------------------------------------------
 1   Not applicable.
--------------------------------------------------------------------------------
 2
--------------------------------------------------------------------------------
 3
--------------------------------------------------------------------------------
 4
--------------------------------------------------------------------------------
 5
--------------------------------------------------------------------------------
 6
--------------------------------------------------------------------------------
 7
--------------------------------------------------------------------------------
 8
--------------------------------------------------------------------------------
 9
--------------------------------------------------------------------------------
 10
--------------------------------------------------------------------------------

 IV. Summary List Regarding Submitter and Joint Holders

  1. Submitter and Joint Holders (18)

      Toyota Motor Corporation
      Daihatsu Motor Co., Ltd.
      Toyota Auto Body Co., Ltd.

  2. Breakdown of Stock, Etc. Held by Submitter and Joint Holders (19)
    (1) Number of Stock, Etc. Held

----------------------------------------------------------------------------------------------------------------
                                      Main Text of Article        Article 27-23,           Article 27-23,
                                       27-23, Paragraph 3       Paragraph 3, Item 1      Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares (shares)                               29,469,407                      --                        --
----------------------------------------------------------------------------------------------------------------
  Warrants (shares)                   A                                         --          G
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock                B                                         --          H
  Acquisition Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition        C                                         --          I
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to        D                                                     J
  Subject Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts
  Representing Ownership
  Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary            E                                                     K
  Receipts
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject         F                                                     L
  Securities
----------------------------------------------------------------------------------------------------------------
           Total (shares)             M         29,469,407      N               --          O             --
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc., which       P                 --
  were Transferred through a
  Margin Transaction and which
  are to be Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, Etc. Held         Q         29,469,407
  (Total) (M+N+O-P)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted
  Shares Held                         R                 --
  (A+B+C+D+E+F+G+H+I+J+K+L)
----------------------------------------------------------------------------------------------------------------


      [2] Percentage of Shares, Etc. Held
--------------------------------------------------------------------------------
 Total Number of Issued Shares        S         92,644,122
 (shares) (as of September 5,
 2005)
--------------------------------------------------------------------------------
 Percentage of Shares, Etc.                          31.81
 Held by the Above-stated
 Submitter (%) (Q/(R+S)x100)
--------------------------------------------------------------------------------
 Percentage of Shares, Etc.                          35.00
 Held Stated in the Preceding
 Report (%)
--------------------------------------------------------------------------------